Exhibit (a)(5)(G)

For Immediate Release

Editorial Contact: Daphne Kent

614-726-4787

daphne.kent@quest.com

Investor Contacts: Thomas Patterson

949-754-8336

thomas.patterson@quest.com

Stephen Wideman

949-754-8142

stephen.wideman@quest.com

QUEST SOFTWARE ANNOUNCES

PRELIMINARY RESULTS OF MODIFIED DUTCH AUCTION TENDER OFFER

ALISO VIEJO, Calif., Dec. 10, 2008 – Quest Software, Inc. (Nasdaq: QSFT) today announced the preliminary results of its previously announced modified “Dutch Auction” tender offer, which expired at 5:00 P.M., New York City Time, on Tuesday, December 9, 2008.

Based on the preliminary count by the depositary for the tender offer, Quest expects to purchase approximately 11,440,000 shares in the tender offer, at a price of $12.50 per share, for a total cost of approximately $143 million, excluding fees and expenses related to the tender offer. Based on the depositary’s preliminary count, a total of approximately 15.8 million shares were validly tendered at a price of $12.50 per share. Accordingly, the preliminary proration factor for the offer will be approximately 72.2 percent. The approximately 11,440,000 shares expected to be purchased in the tender offer represent approximately 10.8% of the shares outstanding on December 9, 2008.

The shares expected to be purchased in the tender offer include the 9,656,000 shares Quest initially offered to purchase and 1,784,000 additional shares Quest has elected to purchase pursuant to the terms of the tender offer.

The number of shares to be purchased and the price per share under the tender offer are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase, and return of all other shares tendered and not purchased, will occur promptly thereafter.

Shareholders and investors who have questions or need information about the tender offer may contact the information agent, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, New York 10016, or by emailing tenderoffer@mackenziepartners.com or calling (800) 322-2885.

About Quest Software, Inc.

Quest Software, Inc., a leading enterprise systems management vendor, delivers innovative products that help organizations get more performance and productivity from their applications, databases, Windows infrastructure and virtual environments. Quest also provides customers with client management through its ScriptLogic subsidiary and server virtualization management through its Vizioncore subsidiary. Through a deep expertise in IT operations and a continued focus on what works best, Quest helps more than 100,000 customers worldwide meet higher expectations for enterprise IT. Quest Software can be found in offices around the globe and at www.quest.com.

Forward-Looking Statements

This release may include predictions, estimates and other information that might be considered forward-looking statements, including statements relating to the results of Quest’s tender offer. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ from those anticipated as a result of various factors, including an unexpected number of shares improperly tendered or withdrawn or other variations in the depositary’s preliminary count. For a discussion of other risks, please refer to Quest’s recent SEC filings, including Quest’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly reports on Form 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Quest undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Quest. Quest has filed the tender offer materials with the SEC, including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents are available to all Quest shareholders at no expense to them. The tender offer materials are available for free at the SEC’s website at http://www.sec.gov. In addition, Quest shareholders may obtain a free copy of these documents from the information agent for the tender offer by mailing requests for such materials to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by emailing tenderoffer@mackenziepartners.com or calling (800) 322-2885.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, Quest files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quest at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Quest’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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Quest, Quest Software, and the Quest Software logo are registered trademarks of Quest Software, Inc. in the United States of America and other countries. Other trademarks and registered trademarks are property of their respective owners.